SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULES 13a-16 OR 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

May 22, 2002

VIVENDI ENVIRONNEMENT
(Exact name of registrant as specified in its charter)

36-38, avenue Kléber
75116 Paris, France
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

Form 20-F _X_ Form 40-F___

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____ No _X_

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______________.

VIVENDI Environnement

VIVENDI water

Press Release

Vivendi Environnement wins the international tender for the 50-year outsourcing contract to operate and manage Pudong water services, Shanghai's leading business district

The first significant public-private partnership for full water services in the People's Republic of China is a milestone in the water industry worldwide

Paris, May 22, 2002 – Vivendi Water, a subsidiary of Vivendi Environnement, has been chosen as the long-term partner to operate and maintain the city's water services in the key business district of Pudong, Shanghai. In the People's Republic of China, this is the first outsourcing contract which gives a foreign company the responsibility for providing a full service offering: embracing drinking water production, network distribution and customer services. The selection was made through an international tender competition.

Under the terms of the contract, Vivendi Water buys a 50% share in a new Joint Venture Company, Shanghai Pudong Vivendi Water Corporation, for an amount of 266 million euros. At the start of operations, the contract will supply potable water to 550,000 customers with an average daily consumption of 1.2 million cubic metres.

Pudong, already one of the leading business and financial centers in Asia, currently has approximately 1.9 million residents. The 50-year contract is expected to generate a turnover of over 10 billion euros during the term due to the expected substantial growth of Pudong in the coming years. The business district is forecast in the long-term to be home to 5 million people. The service area covered by the contract includes many commercial buildings and residential complexes, as well as the new international airport of Shanghai, and numerous business parks located in the Pudong area.

Vivendi Water was chosen based on its technical, social and financial capabilities, which were innovatively presented in Vivendi Water's tender proposal. **This major win strongly reinforces Vivendi Water's position in the Asian market.**

Vivendi Environnement has been operating in the People's Republic of China since the 1980s through its engineering subsidiary. In 1997, Vivendi Water was awarded its first water services concession contract by Tianjin, where it serves a population of 4 million people; and in 1998 in Chengdu, the group won the first Build Operate and Transfer (BOT) contract ever awarded in China's water industry. The Chengdu water treatment plant construction was completed last year. In addition, Vivendi Environnement's subsidiary Onyx, operates several waste management sites in Hangzhou, Guangzhou, Hong Kong and Macao.

Vivendi Water, a subsidiary of Vivendi Environnement, is the leading global provider of water and wastewater services for municipal authorities, industrial companies and consumers. The company provides the entire range of outsourcing and design-build services, as well as equipment and systems. With operations in more than 100 countries, Vivendi Water serves over 110 million consumers and 40,000 industrial customers worldwide. It has revenues of 13.6 billion euros for 2001 and 72,600 employees.

Important disclaimer

Contact for institutional investors and analysts Nathalie Pinon : 33 1 71 75 01 67

US investor contact: Brian Sullivan+(1) 401-737-4100

Press release also available on http://vivendienvironnement-finance.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: May 22, 2002

VIVENDI ENVIRONNEMENT

By:____
Name: Jerôme Contamine
Title: Chief Financial Officer